Exhibit 99

News

RiT Technologies Announces
One-for-Eight Reverse Share Split

Tel Aviv, Israel – July 20, 2009 – RiT Technologies (NASDAQ: RITT) today announced that its Board of Directors has approved a one-for-eight reverse split of the Company’s outstanding ordinary shares, to become effective during August 2009.

As previously reported, in December 2007, RiT received a NASDAQ Staff Deficiency Letter indicating that it did not satisfy NASDAQ’s minimum bid price requirement of $1.00 per share. In light of a general temporary suspension by NASDAQ of such requirement, RiT currently has until September 21, 2009 to regain compliance with such requirement. In August 2008, the shareholders of RiT authorized the Board of Directors to implement a reverse share split at a ratio not to exceed one-for-eight. RiT believes the reverse share split will enable it to regain compliance with the minimum bid price requirement and therefore allow the Company to continue to be listed on the NASDAQ Capital Market. The decision to implement the reverse share split was made after careful consideration by RiT’s Board of Directors of various factors, including the belief that continued listing on the NASDAQ Capital Market will enable the Company to have greater access to public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company.

RiT will provide additional details regarding the reverse share split, including the final effective date thereof, once available.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss continued listing on NASDAQ, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.